April 20, 2022

VIA EDGAR

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	GlycoMimetics, Inc.
Registration Statement on Form S-3; File No. 333-263297

Acceleration Request
Requested Date: Friday, April 22, 2022
Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-263297) (the “Registration Statement”) to become effective on Friday, April 22, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043, or in her absence, Brian Leaf at (703) 456-8053.

Very truly yours,

GLYCOMIMETICS, INC.

By:	/s/ Brian M. Hahn
Brian M. Hahn
Chief Financial Officer